UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                                                     Commission File No. 0-51385
                                                                         -------

                          NOTIFICATION OF LATE FILING

(Check One):      |X| Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
                  [ ] Form 10-D   [ ] Form N-SAR
                  [ ] Form N-CSR

         For Period Ended: September 30, 2005
                           ------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended: _____________________________


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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

Full name of registrant: First Federal Banc of the Southwest, Inc.
                         -------------------------------------------------------
Former name if applicable:
                          ------------------------------------------------------
Address of principal executive office (Street and Number): 300 North
                                                           Pennsylvania Avenue
                                                           ---------------------
City, state and zip code: Roswell, New Mexico 88201
                          -------------------------

PART II -- RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X|   (b) The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in prior filings with the Securities and Exchange Commission, the registrant completed an acquisition of GFSB Bancorp, Inc., on May 31, 2005. Due to numerous delays in completion of the final tax return for GFSB Bancorp, Inc. and the need to adjust the consolidated statements of the registrant for certain purchase accounting entries relating to the acquisition, more time is required to prepare the audited financial statements for inclusion in the Form 10-KSB.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          George A. Rosenbaum, Jr.            (505)             622-6201
          ------------------------         -----------       ------------------
                   (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| Yes ? No

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(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes ? No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHMENT.

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                   First Federal Banc of the Southwest, Inc.
                   -----------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2005                By: /s/ Aubrey L. Dunn, Jr.
                                           -------------------------------------
                                           Aubrey L. Dunn, Jr.
                                           President and Chief Executive Officer


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                                   ATTACHMENT
                                   ----------

     As described in previous filings with the Securities and Exchange Commission by First Federal Banc of the Southwest, Inc. (the "Registrant"), on May 31, 2005, the Registrant completed its acquisition of GFSB Bancorp, Inc. ("GFSB"). At May 31, 2005, GFSB had loans of approximately $139.6 million, deposits of $129.5 million and shareholders' equity of $19.6 million. As a result of operating as a combined entity for four months of the fiscal year ended September 30, 2005, the Registrant's financial results are expected to change from net income of $3,057,000 (audited) for the fiscal year ended September 30, 2004 to approximately $3,655,000 (unaudited) for the fiscal year ended September 30, 2005, although results for the fiscal year ended September 30, 2005 remain subject to revision pending the completion of the audit of these results.